Exhibit 99.1

ASM International N.V.

ASM International N.V. to web cast shareholder meeting

BILTHOVEN, the Netherlands, November 22, 2006 — ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam ASM) will web cast the Extraordinary General Meeting of shareholders (EGM) to be held on Monday, November 27, 2006 in Zeist, the Netherlands.

The webcast will be available on the Company’s web site: www.asm.com beginning at 14:00 Central European Time and 8:00 a.m. Eastern Standard Time. The webcast will be available in both Dutch and English. A replay of the proceedings will be available for a period of two weeks following the meeting date.

About ASM International

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

Contacts: Mary Jo Dieckhaus, +1 212 986 2900 or Erik Kamerbeek, +31 30 229 8500.